For Immediate Release

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-866-GIVEN-IR
flazar@lazarpartners.com/
dcarey@lazarpartners.com

New Studies Presented at Digestive Disease Week Highlight the Value
of PillCam® Capsule Endoscopy

-- More than 68 PillCam® SB and PillCam® ESO Studies Presented --

-Company to Host Conference Call on May 7 at 1:00pm ET to Review DDW Abstract Highlights-

NEW ORLEANS, May 5, 2010 -- Given Imaging Ltd. (NASDAQ: GIVN) today announced  that new studies confirmed the value of using PillCam® SB more frequently and earlier in the diagnostic algorithm in a range of disease states, including anemia, confirmed or clinically suspected Crohn’s disease, upper gastrointestinal bleeding and occult or obscure gastrointestinal bleeding (OGIB). The studies concluded that PillCam SB is able to accelerate the time to diagnosing these conditions and often can obviate the need for additional diagnostic tests. Additional studies showed the value of PillCam® ESO as an emergency room tool to expedite triaging of patients presenting with upper gastrointestinal bleeding (UGIB) or non-cardiac chest pain. More than 68 studies were presented on PIllCam SB and PillCam ESO at the Digestive Disease Week® (DDW) 2010 conference concluding today in New Orleans.

Key study results presented at the meeting included:

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Earlier and more frequent use of PillCam SB in anemic patients (W1177): Investigators concluded that PillCam SB should be used aggressively to evaluate patients with moderate to severe anemia, with a 72.7 percent diagnostic yield among severely anemic patients and a 69.7 percent ability to guide further intervention.

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PillCam SB and Crohn’s disease: Investigators observed lesions compatible with small bowel Crohn’s disease in approximately 35 percent of patients who were clinically suspected of Crohn’s disease but had undefined diagnoses after inconclusive ileocolonoscopy, small bowel follow through and/or small bowel contrast ultrasonography (T1269) and found substantial inter-observer agreement on PillCam endoscopy results for patients with confirmed or suspected Crohn’s disease (T1266).

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Use of PillCam in the Emergency Room and in an in-patient setting: Studies showed that PillCam endoscopy (PillCam SB and PillCam ESO) administered in an urgent or emergency room setting could increase diagnostic yield (W1588), stratify high-risk patients (S1423) and lead to better patient management, reducing the need for further tests (W1187). Two additional studies (W1181 and W1173) showed higher diagnostic yield in OGIB patients undergoing PillCam endoscopy in an in-patient setting.

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Use of PillCam SB defers the need for additional tests: Two studies concluded that PillCam SB has clinical value even when yielding negative findings, with 24 percent of referring physicians responding that PillCam endoscopy was “indispensable” to the patient’s diagnosis, and concluding that capsule endoscopy impacts diagnosis and affects clinical outcomes (M1526) and that a negative capsule study for OGIB was shown to be predictive of low re-bleeding rates, obviating the need for further investigations (S1608).

“Since 2001, when Given Imaging introduced capsule endoscopy to gastroenterologists, more than one million PillCam capsules have been ingested by patients, yet PillCam capsule endoscopy continues to be an area of tremendous scientific interest.  We applaud the physicians who continue to advance clinical knowledge around diseases of the GI tract to improve patient care,” said Homi Shamir, president and CEO, Given Imaging.

Crohn’s Disease

In a study entitled, “Diagnostic Role of Capsule Endoscopy in Patients with Symptoms Highly Compatible With Crohn’s Disease,” (T1269) Dr. Livia Biancone, of Policlinico Tor Vergata, Rome, concluded that lesions compatible with small bowel Crohn’s disease were detected in 35 percent of patients who were clinically suspected of Crohn’s disease but had undefined diagnoses after inconclusive ileocolonoscopy, small bowel follow through or small bowel contrast ultrasonography findings. The prospective, longitudinal study enrolled 53 patients with a median age of 35 years. Capsule endoscopy showed ileal lesions in 27 of 53 patients, of which findings were compatible with small bowel Crohn’s disease in 18 patients (34 percent).

Dr. Jens Kjeldsen, Odense University Hospital, Odense, Denmark, in a study entitled, “Inter-Observer Agreement for Detection of Small Bowel Crohn’s Disease with Capsule Endoscopy,” (T1266) concluded that in patients with suspected and known Crohn’s disease, capsule endoscopy is performed with substantial inter-observer agreement. The study included 30 patients with suspected or known Crohn’s disease whose histories, ileo-colonoscopy results and small bowel examinations were blinded to three observers with experience in capsule endoscopy. Inter-observer agreement was substantial for the diagnosis (kappa=0.68) and moderate for the localization of Crohn’s disease (kappa=0.38).

Obscure Gastrointestinal Bleeding

In study S1608, entitled, “Is Negative Capsule Endoscopy in Patients with Obscure Gastrointestinal Bleeding Reliable? Long-Term Follow-up and Outcome in Single Centre Large Series,” Professor Guido Costamagna, Catholic University, Rome, Italy, concluded that patients with OGIB and a negative capsule endoscopy had very low re-bleeding rates and that further investigations could be deferred. The study reviewed medical records for 650 capsule endoscopy patients spanning a six-year period. Based upon outcomes from patient follow-up, it was determined whether the re-bleeding rate was significantly lower in patients with negative capsule findings (versus positive) and whether capsule endoscopy was useful in overall patient management. 161 of 650 patients with OGIB had negative studies, of which only 32 (19.8%) had re-bleeding compared to 221 of 489 whose capsule studies had been positive. The sensitivity, specificity, positive predictive value and negative predictive value were 93.8%, 100%, 100% and 80.1%, respectively.

Dr. Ernest G. Seidman, McGill University Health Centre, Montreal, Canada, concluded in a study entitled, “Survey on the Value of Capsule Endoscopy in Clinical Practice: the Referring Gastroenterologist’s Perspective,” (M1526) that capsule endoscopy has clinical value to referring GI physicians. Following negative evaluations for OGIB or suspected Crohn’s disease, capsule endoscopy was deemed to have an impact on diagnosis, affect clinical outcomes as well as avoid unnecessary additional investigations, improving the timing and accuracy of diagnosis of small bowel disorders. Twenty-four percent (24%) of referring GIs rated the capsule investigation as “indispensable” to the diagnosis, 30 percent rated it as useful and another 37% found it useful for the differential diagnosis. The study aim was to evaluate GI physicians’ perspectives on the value of capsule endoscopy in clinical practice via a questionnaire of referring GIs requesting follow-up data on 200 consecutive patients who underwent capsule endoscopy in 2007 and 2008 and who had been followed up on for at least one year. 52 of 88 referring GIs returned the survey.

In study W1173, entitled “The Utility of Inpatient Small Bowel Capsule Endoscopy Studies in Patients Hospitalized with Obscure-Overt Gastrointestinal Bleeding,” Dr. Janak N. Shah, California Pacific Medical Center, San Francisco, CA concluded that inpatient capsule endoscopy is a valuable tool in the management of OGIB in hospitalized patients with an abnormal finding in nearly one-half of patients. The retrospective chart review included 44 patients who had undergone prior upper and lower endoscopy for hematochezia or melena during hospitalization with no bleeding source identified. An abnormal capsule endoscopy, defined as findings of fresh blood, active bleeding or a suspected bleeding source was found in 20 of 44 patients, with 15 findings in the small bowel and five in the colon.

A study entitled, “Inpatient Versus Outpatient Capsule Endoscopy: Is There a Difference,” (W1181) led by Dr. Lauren B. Gerson, Loma Linda VA Medical Center, Loma Linda, CA, showed there were more incomplete studies on inpatients, despite a higher rate of endoscopic placement. Despite the incomplete study rate, there was a higher diagnostic yield. The retrospective study of capsule endoscopy examinations for the evaluation of OGIB included 624 studies with 119 performed on inpatients and 505 as outpatient exams. Inpatient studies were more likely to reveal significant lesions, including AVMs and blood, with 103 of 109 overt bleeding cases, 43 of 119 P2 lesions, 17 of 119 AVMs, and 18 of 119 with blood. 38 of 119 studies were incomplete to the cecum.

Dr. Kazuhiko Koike, University of Tokyo, Tokyo, Japan, presented poster W1588, entitled, “Urgent Capsule Endoscopy for the Diagnosis of Obscure-Overt Gastrointestinal Bleeding,” in which he concluded that urgent capsule endoscopy increased diagnosis rate in patients with OGIB and that angioectasias in the small bowel are detected more frequently. 44 patients were divided into an urgent group, who received capsule endoscopy within two days of bleeding, and a scheduled group, who underwent capsule endoscopy more than two days after bleeding. Diagnosis rates were compared. Patients in the urgent group were diagnosed 69% of the time (9 of 13 patients) compared to 32% of the time (10 of 31 patients) in the scheduled group.

Esophageal Conditions

In study S1423, entitled, “PillCam ESO is More Accurate Than Clinical Scoring Systems in Risk Stratifying Emergency Room Patients with Acute Upper GI Bleeding,” Dr. Moshe Rubin, New York Hospital – Queens, Weill-Cornell Medical College, in Flushing, New York, concluded that in emergency room patients with acute upper GI bleeding (UGIB), live-view capsule endoscopy was accurate in predicting high-risk endoscopic stigmata and may be better suited as a risk stratification tool compared to Rockall or Blatchford scores. The trial included 24 patients, with an average age of 66 years, who presented to the emergency room with acute UGIB. All patients underwent upper endoscopy within 24 hours, 12 based upon clinical parameters and 12 based upon live-view PillCam ESO results. 12 of 24 patients had high-risk stigmata based upon upper endoscopy, with Rockall and Blatchford scores of 2 and 11, respectively. 7 of 12 who had undergone capsule endoscopy had positive findings, confirmed at endoscopy. In this high-risk group, average Rockall and Blatchford scores were 3 and 13. In the 5 of 12 patients with negative capsule endoscopy findings, the average Rockall and Blatchford scores were 1 and 13, respectively.

Dr. David R. Cave, University of Massachusetts Medical Center, Worcester, MA,  presented study W1187, entitled, “Use of PillCam ESO in Determining the Prevalence of Esophageal Disease in Patients Presenting to the Emergency Department With Chest Pain and Without Acute Coronary Syndrome,” in which he concluded that esophageal capsule endoscopy has a high yield for detection of esophagitis and other conditions in patients with non-cardiac chest pain presenting to the emergency department. The authors suggested that early diagnosis of esophageal mucosal disease in this setting and the ability to direct treatment may lead to better patient management and reduce the need for further testing. The study enrolled 26 patients, with a mean age of 46 years, who had presented to the emergency department with chest pain after being ruled out for an acute coronary syndrome and for other life-threatening causes of chest pain using an accepted standard chest pain diagnostic protocol. Esophageal mucosal abnormalities were detected in 11 of 26 (44%) patients; erosive esophagitis in 10 of 26 (40%) of patients and mucosal change consistent with Barrett’s esophagus in 1 of 26 (4%) of patients.

Conference Call Information
Given Imaging will host a conference call on Friday, May 7, 2010 at 1:00pm ET to review abstracts presented at DDW 2010.  David Mason, Given Imaging's Chief Medical Officer will be joined by Dr. Moshe Rubin, Director of Gastroenterology, New York Hospital Queens Medical Center, Weill-Cornell Medical College and Dr. John Pandolfino, Associate Professor of Medicine, Feinberg School of Medicine, Northwestern University.

To participate in this teleconference, please dial 888-708-5689 fifteen minutes before the conference is scheduled to begin.  Callers outside of the U.S. should dial 913-312-1495. The call will also be webcast live at www.givenimaging.com.  A replay of the call will be available for two weeks on the company's website, or until May 21 by dialing 719-457-0820. Callers outside of the U.S. should dial 888-203-1112. The replay participant code is 9294753.

About Crohn’s Disease
Crohn’s disease is a chronic condition that causes inflammation in the lining of the small intestine wall and can affect any part of the digestive tract. Symptoms can include diarrhea, abdominal pain, weight loss and rectal bleeding. Roughly 50 percent of all cases of Crohn’s disease are diagnosed in the last part of the small intestine (the terminal ileum) and cecum. This area is also known as the ileocecal region. Other cases of Crohn’s may affect one or more of the following: the colon only, the small bowel only (duodenum, jejunum and/or ileum), the stomach or esophagus.1 Roughly 500,000 Americans suffer from Crohn’s disease, and about 20 percent have a direct relative with some form of inflammatory bowel disease (IBD).2  It affects men and women equally. The cause is unknown, but the most popular theory is that the immune system is reacting to a virus or bacterium that causes inflammation.3  Depending on the severity, treatment options include nutritional supplements, drugs and surgery. There is currently no cure for the disease.

1 qurlyjoe.bu.edu/cduchome.html Inflammatory Bowel Disease Frequently Asked Questions.

About IDA
Iron deficiency anemia (IDA) is a common type of anemia in which the patient lacks adequate healthy red blood cells.4 Lack of iron in the blood affects the body’s ability to carry oxygen and results in patients feeling tired, weak, irritable and lightheaded. The causes of IDA vary but can include loss of blood, pregnancy, inadequate diet, the inability to absorb iron from food and internal bleeding due to a bleeding ulcer, a colon polyp or colon cancer.5

About Upper GI Bleeding
Upper GI bleeding can result from a variety of causes, including peptic ulcer disease, hemorrhagic gastritis, gastroesophageal varices and Mallory-Weiss syndrome, and is defined as bleeding above the ligament of Treitz, between the duodenum and jejunum. Regardless of the cause of bleeding, a rapid clinical assessment is critical. Acute upper GI bleeding is one of the most common medical emergencies, responsible for approximately 300,000 hospitalizations each year with a mortality rate close to 10 percent.6

About Obscure GI Bleeding
Occult gastrointestinal bleeding (OGIB) occurs when blood is lost from the digestive tract without visible, or overt, signs of bleeding.7 The condition is usually discovered only with positive results for a fecal occult blood test or through detection of iron deficiency anemia, and there are many potential causes. In approximately half of patients with OGIB, the source of bleeding is unexplained.8

About PillCam SB
The PillCam SB video capsule measures 11 mm x 26 mm and weighs less than four grams. Now in its second generation, PillCam SB 2 contains an imaging device and light source and transmits images at a rate of two images per second generating more than 50,000 pictures during the course of the procedure. Initially cleared by the U.S. Food and Drug Administration in 2001, PillCam SB is clinically validated by more than 1,200 peer-reviewed studies. It is the most accurate, patient-friendly tool for visualization of the small bowel in patients two years and older and is used by physicians to evaluate patients with obscure GI bleeding, including iron deficiency anemia, suspected Crohn’s disease, suspected small intestinal tumors, monitoring patients with polyposis syndromes and in suspected or refractory malabsorptive syndromes, such as celiac disease. PillCam® SB is the gold standard in small bowel evaluation.

About PillCam ESO
PillCam ESO was cleared by the U.S. Food and Drug Administration in November 2004 to visualize the esophagus in adult patients in a patient-friendly way. Now in its second generation, PillCam ESO 2 contains imaging devices and light sources at both ends of the capsule that capture up to 18 images per second as it passes down the esophagus in a thirty-minute procedure.

2 Crohn’s and Colitis Foundation of America (ccfa.org)
3 National Institute of Diabetes and Digestive and Kidney Diseases (niddk.nih.gov)
4 http://www.mayoclinic.com/health/iron-deficiency-anemia/DS00323
5 http://www.nhlbi.nih.gov/health/dci/Diseases/ida/ida_causes.html
6 Krumberger, Joanne M. RN, MSN, FAAN. How to manage an acute upper GI bleed. RN/Thomson AHC Home Study Program CE CENTER. March 1, 2005. http://rn.modernmedicine.com/rnweb/article/articleDetail.jsp?id=150046
7 http://www3.utsouthwestern.edu/endocrine/Rockey.htm
8 http://www.aafp.org/afp/20040215/875.html

About Digestive Disease Week
DDW is the largest international gathering of physicians, researchers and academics in the fields of gastroenterology, hepatology, endoscopy and gastrointestinal surgery. Jointly sponsored by the American Association for the Study of Liver Diseases, the American Gastroenterological Association (AGA) Institute, the American Society for Gastrointestinal Endoscopy and the Society for Surgery of the Alimentary Tract, DDW takes place May 1 - 5, 2010, at the Ernest N. Morial Convention Center, New Orleans, LA. The meeting showcases approximately 5,000 abstracts and hundreds of lectures on the latest advances in GI research, medicine and technology. For more information, visit www.ddw.org.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal visualization by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy provides physicians with natural images of the small intestine via PillCam® SB, the esophagus through PillCam® ESO and the colon with PillCam® COLON [PillCam COLON is not cleared for use in the USA]. The PillCam® capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to visualize diseases of the esophagus, small bowel and colon. All Given Imaging products allow patients to maintain normal activities. In April 2010 Given Imaging acquired Sierra Scientific Instruments, a leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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